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                             November 4, 2021

       Robert J. Scaringe
       Chief Executive Officer
       Rivian Automotive, Inc.
       14600 Myford Road
       Irvine, CA 92606

                                                        Re: Rivian Automotive,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-259992

       Dear Dr. Scaringe:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary, page 1

   1. We note your response to prior comment two. We note your disclosure that your factory is currently equipped
to produce up to 150,000 vehicles annually. We further note that you expect to produce
approximately 1,200 R1Ts, 25 R1Ss, and 10 EDVs in 2021, and
                                                        that you expect to
deliver your 55,400 preorders by the end of 2023. Finally, we note your reference on page
128 to a    vehicle build rate.    Please explain what is meant by
                                                           vehicle build rate
 and clarify that there is a distinction between (a) your estimated or installed factory
capacity and (b) your current vehicle build rate or your present production capacity.
Please clearly disclose your current vehicle build rate or present production capacity.
Please also describe the primary obstacles you expect to overcome
 Robert J. Scaringe
FirstName  LastNameRobert   J. Scaringe
Rivian Automotive,  Inc.
Comapany 4,
November   NameRivian
              2021       Automotive, Inc.
November
Page 2     4, 2021 Page 2
FirstName LastName
         to increase your vehicle build rate in line with your production forecast.
Summary Consolidated Financial and Other Data, page 20

2. We note your revised presentation on page 20 in response to our comment three with respect to the computation of pro forma basic and diluted net loss per share. Please revise the denominator to reflect the following:

                Shares of Class A common stock to be issued upon conversion your 2021 Convertible
              Notes immediately prior to the completion of the offering; and
                RSUs that will vest upon meeting the service-based and performance-based conditions at completion of the offering.

         Additionally, please note the number of shares used in the calculation of pro forma per share amounts should be based on the weighted average number of shares outstanding during the period adjusted to give effect to the number of shares issued or to be issued to consummate the transaction, or if applicable whose proceeds will be used to consummate the transaction as if the shares were outstanding as of the beginning of the period presented. Refer to Rule 11-02(a)(9)(ii) of Regulation S-X. In this regard, the pro forma adjustment to reflect the conversion of contingently redeemable convertible preferred stock should revised accordingly.

Risk Factors
Certain of our principal stockholders or their affiliates are or may in the future engage in . . . , page 47

3. Please revise your risk factor disclosure to describe the director nomination agreement with Amazon. Please also describe any potential conflicts of interest that may arise as a result of Amazon's roles (as a principal shareholder, with the power to nominate a director, and your primary commercial customer) vis- -vis your other customers, both in terms of production and services.
Our People and Our Culture, page 142

4. Please revise to include number of employees as of a more recent date. Robert J. Scaringe
Rivian Automotive, Inc.
November 4, 2021
Page 3

       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                        Sincerely,
FirstName LastNameRobert J. Scaringe
                                                        Division of Corporation
Finance
Comapany NameRivian Automotive, Inc.
                                                        Office of Manufacturing
November 4, 2021 Page 3
cc:       Alison A. Haggerty
FirstName LastName